# FORM 6 - K



**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934**



As of July 29th, 2002

**TUBES OF STEEL OF MEXICO, S.A.**
(Translation of Registrant's name into English)

**TUBOS DE ACERO DE MEXICO, S.A.**
Edificio Parque Reforma
Campos Eliseos #400
Mexico, D.F., 11560 Mexico
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F √ Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29th, 2002

Tubos de Acero de México, S.A.

By: Gerardo Varela
Chief Financial Officer

By: Cecilia Bilesio
Corporate Affairs

**Tamsa**
Tenaris Group

# Press Release

FOR IMMEDIATE RELEASE

Gerardo Varela / José Ramón Calderón
Tamsa
011-52-55-5282-9913
www.tamsa.com.mx

Cesar Villavicencio
Citigate Financial Intelligence
(212) 688-6840 / (212) 419-8305

## Tamsa Announces 2002 Second Quarter and First Half Unaudited Results

MEXICO CITY (July 26, 2002) – Tubos de Acero de México, S.A. (AMEX: TAM) today announced its results for the second quarter and six-month period ended June 30, 2002.

All figures are in thousands of Mexican pesos, except per share/ADR data, with purchasing power as of June 30, 2002.

## Second Quarter 2002 Results Highlights
(2Q02 vs. 2Q01)

- Domestic oil related sales volume increased 15.4%
- Average selling prices increased 5.0% in peso terms
- Net income represented 27.0% of net sales

**Results for the Second Quarter of 2002**

Net income amounted Ps.412,011 in the second quarter of 2002, compared to Ps.236,793 in the second quarter of 2001. This 74.0% increase in net income was due to the tax benefits mainly resulting from tax loss carryforwards, as well as to a gain in associated companies (as explained later), partially offset by an exchange related loss.

Net sales were Ps.1,524,151 during the second quarter of 2002, which represented a decrease of 16.3% compared to Ps.1,821,418 during the same period of 2001. This decrease was mainly due to lower export sales volume, partially offset by a recovery in sales in the domestic petroleum market and higher average selling prices.

Total sales volume decreased 20.3% to 165,968 metric tons during the second quarter of 2002, from 208,321 metric tons – the sales volume record for Tamsa – during the same period of 2001. This decrease was due to lower sales volume in the export market, the non-oil domestic market and at Tubos de Acero de Venezuela (Tavsa). The decrease in volume in these areas, was partially offset by higher sales in the domestic petroleum market, and by the steel bars market.

Domestic petroleum sales volume totaled 21,468 metric tons in the second quarter of 2002, compared to 18,596 metric tons in the same period of 2001, representing an increase of 15.4%. The increase in sales was due to higher levels of investment in exploration and production expenditures in the Northern Region of Mexico related to Pemex's strategic natural gas program. Sales volume to non-oil related domestic customers was 11,327 metric tons in the second quarter of 2002, which was 26.0% lower than the 15,299 metric tons sold during the same period of 2001. This decrease is mainly due to the continued downward trend in both the Mexican and U.S. economies, which has negatively affected the markets to which we sell automotive, mechanical and industrial pipes.

Export sales volume in the second quarter of 2002 totaled 120,157 metric tons, compared to 162,966 metric tons in the same period of 2001, representing a decrease of 26.3%. This decrease was due to the reduced drilling activity in Latin America – mainly in Venezuela – demonstrated by the 23.3% decrease in the average rig count for the second quarter of 2002 and lower sales volume to the North Sea, China and the United States, when compared to the same period of 2001. Sales volume during the quarter improved in Africa – mainly Nigeria, Congo and Algeria –, Russia, Malaysia and Iraq.

Tavsa's sales volume during the second quarter of 2002 was 7,342 metric tons, compared to 8,363 sold during the second quarter of 2001. This decrease in sales by Tavsa is the result of the continued adverse economic and political conditions in Venezuela that has affected the oil sector, as reflected in the slowdown of the exploration and production (E&P) activities in Venezuela.

During the second quarter of 2002 Riga's sales volume was 2,103 metric tons. Sales volume of steel bars increased in this quarter to 3,571 metric tons from 3,097 metric tons in the same period of 2001.

Cost of products sold, expressed as a percentage of net sales, was 62.1% in the second quarter of 2002, compared to 59.3% in the same period of 2001. This increase in cost was due to a higher raw material prices, higher depreciation expenses, a wage increase for Tamsa's unionized employees, and production cost of certain specialized pipes with higher added value

Selling, general and administrative expenses represented 17.4% of net sales in the second quarter of 2002, compared to 19.4% in the same period of 2001. Selling expenses, as a percentage of net sales decreased from 12.2% in the second quarter of 2001 to 10.4% in the same period of 2002, mainly due to lower export sales and lower costs associated with shipping costs and lower expenses at Tavsa. General and administrative expenses remained stable as a percentage of net sales in the second quarter of 2002, compared to the same period in 2001. In absolute terms general and administrative expenses were 17.0% lower in the second quarter of 2002, compared to the same period of 2001.

Comprehensive financing result during the second quarter of 2002 represented a cost of Ps.131,500, compared to a comprehensive financing income of Ps.20,077 in the same period of 2001. The loss during the second quarter of 2002 was due to a significant exchange related loss of Ps.125,631 for the quarter, resulting mainly from the Venezuelan Bolivar devaluation, as Tavsa's debt is denominated in U.S. dollars, as well as to the 10.8% depreciation of the Mexican peso, compared to an exchange related gain of Ps.31,605 during the same period of 2001. This loss was partially offset by lower net interest expenses in the second quarter of 2002 of Ps.11,895, compared to Ps.16,636 in the same period of 2001, as well as a gain on the net monetary position of Ps.6,026 in the second quarter of 2002, resulting from a net liability monetary position, compared to Ps.5,108 in the same period of 2001.

During the second quarter of 2002 other expenses totaled Ps.8,261, compared to other income of Ps.3,587 in the same period of 2001. This increase in expenses is partially due to the result of the amortization of Riga's goodwill as well as expenses related to the tax judgement.

Income tax, asset tax and profit sharing provisions totaled Ps.80,890 during the second quarter of 2002, compared to Ps.160,227 in the same period of 2001. Tax benefits of Ps.338,740 from a favorable court judgement for tax inequality obtained in May 2002 mainly resulting in a higher tax loss carryforwards from previous years. Additionally, in the second quarter of 2002, a deferred tax charge was registered for Ps.69,396, resulting from the application of Statement D-4, compared to a net deferred tax credit of Ps.15,793 in the same period of 2001.

During the second quarter of 2002, earnings from associated companies amounted to Ps.51,486, compared to losses from associated companies of Ps.29,928 in the same period of 2001, and are primarily explained by Tamsa's 14.1% equity participation in Consorcio Siderurgia Amazonia's (Amazonia) through its subsidiary Tamsider LLC (Tamsider). This gain, resulted from a credit of Ps.36,939, which was originated from a monetary gain derived from the application of Statement B-15, which establishes the foreign investments accounting treatment, as well as from the improvement shown at Siderúrgica del Orinoco, C.A. (Sidor).

Operating profit in the second quarter of 2002 was Ps.311,831, or 20.5% of net sales, compared to Ps.387,491, or 21.3% of net sales in the same period of 2001. This slight decrease in operating profit was due to lower sales volume and a higher cost of products sold, partially offset by higher average prices and lower selling and general expenses.

Operating profit plus depreciation and amortization, as a percentage of net sales in the second quarter of 2002 represented 28.0%, compared to 26.3% in the same period of 2001, totaling Ps.427,314 and Ps.479,314, respectively.

Tavsa's net loss for the second quarter of 2002 was Ps.95,890, compared to a net gain of Ps.4,304 for the same period of 2001 due to lower sales and the exchange related loss. Minority interest associated with these results was a loss of Ps.28,767 and a gain of Ps.1,291 in the second quarter of 2002 and 2001, respectively.

Net earnings per share during the second quarter of 2002 were Ps.1.21, compared to net earnings per share of Ps.0.70 in the same period of 2001. Net earnings per ADR (one ADR = five shares) during the first quarter of 2002 and 2001 were Ps.6.07 and Ps.3.49, respectively.

## Results for the First Half of 2002

During the first half of 2002 net sales were Ps.3,004,486, 15.5% decrease when compared to the same period of 2001. This decrease in net sales was mainly attributable to lower sales volume in the export market, non-oil domestic market, and at Tavsa, partially offset by a recovery of sales in the domestic petroleum pipe market and better average selling prices.

Total sales volume during the first half of 2002 amounted to 345,173 metric tons, a 13.7% decrease from 400,189 metric tons in the same period of 2001. This decrease was mainly due to a 15.1% reduction in export sales volume, a 33.5% decrease in the non-oil domestic market sales volume, and a 32.6% drop in Tavsa's sales volume, partially offset by a 21.2% recovery in the domestic petroleum pipe market.

Domestic sales volume to oil-related customers totaled 40,101 metric tons in the first half of 2002, compared to 33,100 metric tons in the same period of 2001. This increase in sales was due to higher demand at Pemex as a result of higher levels of investment in 2002. Sales volume to non-oil related domestic customers totaled 21,008 metric tons in the first half of 2002, from 31,589 metric tons during the same period of 2001. The decrease was mainly due to a contraction of industrial production in the Mexican economy, coupled with a slow recovery of the U.S. automotive, mechanical and industrial sectors.

Export sales volume during the first half of 2002 totaled 258,862 metric tons, compared to 305,028 metric tons during the same period of 2001. This decrease was due to reduced drilling activity in Latin America – mainly in Venezuela – as shown by the 18.7% decrease in the average rig count for the first half of 2002 when compared to the same period of 2001.

Tavsa's sales volume totaled 15,245 metric tons in the first half of 2002, compared to 22,623 metric tons in the same period of 2001, a decrease of 32.6%, reflecting the low levels of activity in the oil sector.

Riga's sales volume during the first half of 2002 totaled 4,110 metric tons of weldable pipefittings. Sales volume of steel bars decreased to 5,847 metric tons during the first half of 2002, from 7,849 metric tons in the same period of 2001, mainly because Tamsa significantly reduced its shipments of steel bars to AlgomaTubes.

Cost of products sold, expressed as a percentage of net sales was 61.0% in the first half of 2002, compared to 58.7% in the same period of 2001. This increase in cost was due to higher depreciation expenses both in Tamsa and Tavsa, an increase in raw material prices, and a wage increase for Tamsa's unionized employees granted on April 2002, but effective retroactively as of March 2002.

Selling, general and administrative expenses in the first half of 2002, as a percentage of net sales, was 18.1%, of net sales, compared to 18.4% in the same period of 2001. Selling expenses in the first half of 2002 decreased compared to the same period of 2001 representing 10.8% and 11.2% of net sales, respectively. General and administrative expenses in the first half of 2002 remained stable at 7.3% of net sales, compared to 7.2% in the same period of 2001. In absolute terms general and administrative expenses were 14.5% lower in the first half of 2002, compared to the same period of 2001.

Tamsa's comprehensive financing result during the first half of 2002 represented a cost of Ps.165,180, compared to an income of Ps.1,882 in the same period of 2001. The main factor that contributed to this cost was an exchange related loss of Ps.168,561 resulting from the Venezuelan Bolivar's devaluation as Tavsa's debt is denominated in U.S. dollars, as well as a 9.4% depreciation of the Mexican peso, compared to an exchange related gain of Ps.30,360 during the same period of 2001, when the Mexican peso appreciated 5.3%. This loss was partially offset by lower net interest expenses in the first half of 2002 of Ps.22,945, compared to Ps.36,134 in the same period of 2001, due to lower interest rates and a monetary gain of Ps.26,326 in the first half of 2002 compared to a monetary gain of Ps.7,656 in the same period of 2001.

During the first half of 2002, other expenses totaled Ps.4,255, compared to other income of Ps.2,464 in the same period of 2001. This is due to the amortization of Riga's goodwill and expenses related to the tax judgement.

Income tax, asset tax and profit sharing provisions totaled Ps.314,602 in the first half of 2002, compared to Ps.336,092 in the same period of 2001. Tax benefits of Ps.338,740 from a favorable court judgement for tax inequality obtained in May 2002 mainly resulting in a higher tax loss carryforwards from previous years. Additionally in the first half of 2002, a net deferred tax credit of Ps.18,636 was registered in the first half of 2002, compared to a credit of Ps.43,232 in the same period of 2001 that resulted from the application of Statement D-4.

During the first half of 2002, losses from associated companies equaled Ps.2,261, compared to losses of Ps.45,547 during the same period of 2001. These losses were derived from Tamsa's equity participation in Amazonia through its subsidiary Tamsider. The reduction in losses during the second half of 2002, was due to a gain of Ps.51,486 in associated companies in the second quarter of 2002 as explained above.

Operating profit reached Ps.626,909 during the first half of 2002 representing 20.9% of net sales, compared to Ps.813,268, or 22.9% of net sales during the same period of 2001. Operating profit plus depreciation and amortization in the first half of 2002 totaled Ps.842,382, or 28.0% of net sales, compared to Ps.1,008,733 in the same period of 2001, which represented 28.0% and 28.4%, respectively.

Tavsa's net loss for the first half of 2002 was Ps.127,030, compared to a net income of Ps.34,419 for the same period of 2001.

Net income during the first half of 2002 totaled Ps.497,987, compared to Ps.467,977 in the same period of 2001. This 6.4% increase results mainly from the tax benefits arising from a favorable court judgement, a reduction in losses of associated companies, as well as better selling prices. Net income corresponding to majority shareholders during the first half of 2002 totaled Ps.536,096 compared to a net gain of Ps.457,651 in the same period of 2001.

Net earnings per share during the first half of 2002 were Ps.1.47, compared to Ps.1.38 in the same period of 2001. Net earnings per ADR (one ADR = five shares) during the first halves of 2002 and 2001 were Ps.7.34 and Ps.6.90 respectively.

Tamsa's financial debt was Ps.1,664,966 (US$166.5 million) as of June 30, 2002, compared to Ps.1,428,520 (US$150.2 million) as of June 30, 2001. Notwithstanding the increase in debt, financial debt net of cash as of June 30, 2002 decreased to Ps.960,660 (US$96.1 million), from Ps.1,182,144 (US$124.3 million) in the same period of 2001. The deferred tax liability as of June 30, 2002 equaled Ps.2,294,423.

Tamsa's interest coverage ratio was 36.7 to 1 at June 30, 2002, compared to 23.0 to 1 at June 30, 2001.

During the first half of 2002, the Company produced 409,316 metric tons of steel, compared to the 415,662 metric tons of steel produced in the same period of 2001. Tamsa produced 336,468 metric tons of finished pipes in the first half of 2002, compared to 356,127 metric tons of finished pipes manufactured in the same period of 2001.

*Some of the statements contained in this press release are "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.*

Tubos de Acero de Mexico, S.A. and Subsidiaries

Sales Volume
(Metric tons)

| | Three months ended June 30, | | |
|---|---|---|---|
| | 2002 | 2001 | % Change |
| Domestic petroleum pipes | 21,468 | 18,596 | 15.4% |
| Non-oil related domestic customers | 11,327 | 15,299 | -26.0% |
| Exports | 120,157 | 162,966 | -26.3% |
| Tavsa | 7,342 | 8,363 | -12.2% |
| Riga | 2,103 | – | – |
| Steel and others | 3,571 | 3,097 | 15.3% |
| Total sales volume | 165,968 | 208,321 | -20.3% |

Sales Volume
(Metric tons)

| | Six months ended June 30, | | |
|---|---|---|---|
| | 2002 | 2001 | % Change |
| Domestic petroleum pipes | 40,101 | 33,100 | 21.2% |
| Non-oil related domestic customers | 21,008 | 31,589 | -33.5% |
| Exports | 258,862 | 305,028 | -15.1% |
| Tavsa | 15,245 | 22,623 | -32.6% |
| Riga | 4,110 | – | – |
| Steel and others | 5,847 | 7,849 | -25.5% |
| Total sales volume | 345,173 | 400,189 | -13.7% |

Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Earnings
Three months ended June 30, 2002 and 2001
Presented in thousands of Mexican pesos, except per share data, with purchasing power as of June 30, 2002

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Net sales | Ps. | 1,524,151 | Ps. | 1,821,418 |
| Cost of products sold | | (946,487) | | (1,080,870) |
| Selling, general and administrative expenses | | (265,833) | | (353,057) |
| Operating profit | | 311,831 | | 387,491 |
| Comprehensive financing result | | (131,500) | | 20,077 |
| Other (expenses) income – net | | (8,261) | | 3,587 |
| Income before taxes, employees' statutory profit sharing and equity in associated companies | | 172,070 | | 411,155 |
| Income tax, asset tax and employees' statutory profit sharing | | 188,455 | | (144,434) |
| Income before equity in associated companies | | 360,525 | | 266,721 |
| Equity in gain (loss) of associated companies | | 51,486 | | (29,928) |
| Net income of the period | Ps. | **412,011** | Ps. | 236,793 |
| Net income corresponding to majority shareholders | Ps. | 440,778 | Ps. | 235,502 |
| Minority interest in (loss) income of consolidated subsidiary | | (28,767) | | 1,291 |
| Net income of the period | Ps. | **412,011** | Ps. | 236,793 |
| Income per share | Ps. | 1.21 | Ps. | 0.70 |

Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Earnings
Six months ended June 30, 2002 and 2001
Presented in thousands of Mexican pesos, except per share data, with purchasing power as of June 30, 2002

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Net sales | Ps. | 3,004,486 | Ps. | 3,555,950 |
| Cost of products sold | | (1,832,291) | | (2,088,752) |
| Selling, general and administrative expenses | | (545,286) | | (653,930) |
| Operating profit | | 626,909 | | 813,268 |
| Comprehensive financing result | | (165,180) | | 1,882 |
| Other (expenses) income – net | | (4,255) | | 2,464 |
| Income before taxes, employees' statutory profit sharing and equity in associated companies | | 457,474 | | 817,614 |
| Income tax, asset tax and employees' statutory profit sharing | | 42,774 | | (292,859) |
| Income before equity in associated companies | | 500,248 | | 524,755 |
| Equity in loss of associated companies | | (2,261) | | (45,547) |
| Income before the following item | | 497,987 | | 479,208 |
| Net effect at the beginning of the year from change in accounting principle | | – | | (11,231) |
| Net income of the period | Ps. | 497,987 | Ps. | 467,977 |
| Net income corresponding to majority shareholders | Ps. | 536,096 | Ps. | 457,651 |
| Minority interest in (loss) income of consolidated subsidiary | | (38,109) | | 10,326 |
| Net income of the period | Ps. | 497,987 | Ps. | 467,977 |
| Income per share before the following item | Ps. | 1.47 | Ps. | 1.41 |
| **Net effect at the beginning of the year from change in accounting principle** | | - | | (0.03) |
| Income per share | Ps. | 1.47 | Ps. | 1.38 |

Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Financial Position
June 30, 2002 and 2001
Presented in thousands of Mexican pesos with purchasing power as of June 30, 2002

| | | 2002 | | 2001 |
|---|---|---|---|---|
| ASSETS | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | Ps. | 704,306 | Ps. | 246,376 |
| Accounts and notes receivable | | 2,582,368 | | 2,174,775 |
| Inventories | | 1,536,644 | | 1,308,512 |
| Prepaid expenses and recoverable taxes | | 37,937 | | 109,433 |
| Total current assets | | 4,861,255 | | 3,839,096 |
| Non-current assets: | | | | |
| Investments in associated companies | | 561,494 | | 860,821 |
| Property, plant and equipment – net | | 8,022,829 | | 7,504,197 |
| Other assets | | 75,542 | | 61,978 |
| Total non-current assets | | 8,659,865 | | 8,426,996 |
| TOTAL ASSETS | Ps. | 13,521,120 | Ps. | 12,266,092 |
| LIABILITIES & SHAREHOLDERS' EQUITY | | | | |
| Current liabilities: | | | | |
| Notes payable to financial institutions, including current portion of long term debt | Ps. | 581,238 | Ps. | 1,403,355 |
| Trade accounts and notes payable | | 914,042 | | 764,203 |
| Other accounts payable and accrued expenses | | 403,736 | | 423,320 |
| Total current liabilities | | 1,899,016 | | 2,590,878 |
| Non-current liabilities: | | | | |
| Long-term debt | | 1,083,728 | | 25,165 |
| Other liabilities | | 197,541 | | 193,907 |
| Deferred income tax | | 2,294,423 | | 2,072,132 |
| Total non-current liabilities | | 3,575,692 | | 2,291,204 |
| TOTAL LIABILITIES | | 5,474,708 | | 4,882,082 |
| Shareholders' equity: | | | | |
| Capital stock | | 10,384,018 | | 10,384,018 |
| Additional paid-in capital | | 6,790,623 | | 6,790,623 |
| Retained earnings | | 15,859,499 | | 15,484,081 |
| Cumulative deferred income tax | | (2,320,423) | | (2,320,423) |
| Cumulative translation adjustment | | (876,903) | | (805,710) |
| Cumulative loss from holding non-monetary assets | | (21,784,596) | | (22,189,364) |
| Equity of majority shareholders | | 8,052,218 | | 7,343,225 |
| Minority interest in consolidated subsidiary | | (5,806) | | 40,785 |
| Total shareholders' equity | | 8,046,412 | | 7,384,010 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | Ps. | 13,521,120 | Ps. | 12,266,092 |